Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com David R. Crandall Direct: +1 303 454 2449 david.crandall@hoganlovells.com

July 25, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sandra B. Hunter
Office of Real Estate and Commodities

Re:	Lightbridge Corporation
Registration Statement on Form S-1
Filed June 16, 2017
File No. 333-218794

Ladies and Gentlemen:

On behalf of Lightbridge Corporation (“Lightbridge” or the “Company”), set forth below are responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2017, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter.

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

General

1.	In light of the previously registered resale offering by Aspire Capital of up to 5,730,200 shares of your common stock pursuant to a registration statement that was declared effective on December 22, 2015, please provide us with an analysis as to why you believe this offering is appropriately registered as an indirect primary offering in reliance on Rule 415(a)(1)(i). Among other factors in your response, please address the aggregate size of the resale offerings that have been registered pursuant to the purchase agreement with Aspire Capital compared to the number of shares of common stock held by non-affiliates. Please also tell us whether Aspire Capital has resold substantially all of the securities registered under your prior registration statement, and if so, the date of the most recent sale.

RESPONSE:

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Please note that the Company implemented a one-for-five reverse stock split of its issued and outstanding common stock on July 20, 2016, and all share and per share amounts in this response letter have been appropriately adjusted. Accordingly, while the Registration Statement on Form S-1 (File No. 333-207507) that was declared effective on December 22, 2015 (the “Prior Registration Statement”) related to 5,730,200 shares of common stock on a pre-split basis, the Prior Registration Statement relates to 1,146,040 shares on a post-reverse split basis.

A. Background

On September 4, 2015, the Company entered into a standard equity line transaction with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), including: (i) a common stock purchase agreement (the “Purchase Agreement”) entered into between the Company and Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10.0 million of shares of the Company’s common stock at the Company’s request from time to time during a 24 month period commencing in January 2016; and (ii) a registration rights agreement entered into between the Company and Aspire Capital, in which the Company agreed to register for resale by Aspire Capital the shares of the Company’s common stock that have been and may be issued to Aspire Capital under the Purchase Agreement. On December 22, 2015, the Commission declared effective the Prior Registration Statement relating to the sale of up to 1,146,040 shares of the Company’s common stock under the Securities Act by Aspire Capital, which shares were issued or issuable pursuant to the Purchase Agreement. As of September 29, 2016, the Company had issued an aggregate of 1,146,040 shares of common stock to Aspire Capital under the Purchase Agreement for gross proceeds of approximately $2.7 million. The Company has not made any sales to Aspire Capital under the Purchase Agreement since that time.

In May 2016, at the Company’s 2016 Annual Meeting of Stockholders, the Company’s stockholders approved the issuance of up to 3,000,000 shares of common stock under the Purchase Agreement, which share limit includes the 1,146,040 shares registered on the Prior Registration Statement. As the Company stated in the proxy statement for the 2016 Annual Meeting, the Purchase Agreement “restricts the amount of shares that may be sold to Aspire Capital to the 19.99% exchange cap . . . We can remove this 19.99% exchange cap by obtaining stockholder approval in compliance with the applicable Listing Rules of the Nasdaq Stock Market.” The Company is now seeking to register for resale by Aspire Capital the additional 1,853,960 shares of common stock to be issued pursuant to the Purchase Agreement that were approved for issuance by the Company’s stockholders in May 2016.

Aspire Capital is an institutional investor that invests in a wide range of companies and industries, with an emphasis on life sciences, energy and technology companies. Prior to entering into the Purchase Agreement, Aspire Capital did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holder of the Company’s outstanding shares of common stock.

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

B. Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire Capital. Proceeds from the sale of any securities are solely for the account of Aspire Capital, although the Company has received approximately $2.7 million of gross proceeds, and may receive additional gross proceeds of up to approximately $7.3 million, from the sale of shares to Aspire Capital pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering styled as a secondary offering is really by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

•	How long the selling stockholders have held the shares;

•	The circumstances under which they received them;

•	Their relationship to the issuer;

•	The amount of shares involved;

•	Whether the sellers are in the business of underwriting securities; and

•	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, we have considered the above factors and respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis in the future under Rule 415(a)(1)(i) of the Securities Act.

C. Analysis of the Six Factors Described in C&DI 612.09

i. How long the selling stockholders have held the shares. The Commitment Shares were issued to Aspire Capital upon execution of the Purchase Agreement, and the remaining 1,086,040 shares previously issued to Aspire Capital under the Purchase Agreement were all issued before or during September 2016. The 1,853,960 shares of the Company’s common stock issuable to Aspire Capital under the Purchase Agreement that are the subject of the current Registration Statement may be sold by the Company to Aspire Capital at the Company’s request from time to time during a 24 month period that began in January 2016, when sales commenced under the Purchase Agreement. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required, and the Commission will permit a company to register the resale of the underlying securities prior to exercise of a put right, where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, Aspire Capital has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to Aspire Capital pursuant to the terms of the Purchase Agreement.

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

ii. The circumstances under which the selling stockholders received the shares. Aspire Capital will receive the shares offered in the Registration Statement pursuant to the privately negotiated transaction between the Company and Aspire Capital completed at arm’s length prior to the filing of the Registration Statement. Although Aspire Capital is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, however, Aspire Capital will purchase any shares put to it by the Company at a slight discount to the market price for the shares. Aspire Capital is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire Capital will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire Capital is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging of the Company’s common stock. As such, unlike a traditional underwriter, Aspire Capital is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement. Aspire Capital is at risk that it may incur a loss on the resale of those shares.

iii. The selling stockholders’ relationship to the issuer. Aspire Capital is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire Capital and the Company is the relationship established through the Purchase Agreement and the transactions contemplated thereby, and any other separate transactions that the Company and Aspire Capital may enter into from time to time. Under the Purchase Agreement, Aspire Capital has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire Capital will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of the sale by the Company to Aspire Capital are not dependent on the price at which Aspire Capital ultimately sells the shares pursuant to the Registration Statement.

In addition, Aspire Capital has not and will not receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire Capital under the Purchase Agreement. Aspire Capital will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. Aspire Capital will retain all proceeds from the resale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

The Company also notes that even if Aspire Capital were an affiliate of the Company, pursuant to C&DI 212.15 the Staff has acknowledged that “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” For the reasons set forth above, the Company submits that Aspire Capital’s relationship to the Company as an investor that assumes market risk with respect to the common stock it acquires under the Purchase Agreement is appropriate for resale under Rule 415(a)(1)(i).

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

iv. The amount of shares involved. As of June 12, 2017, the Company had 9,911,864 shares of common stock outstanding. Of such shares, the Company believes that approximately 9,721,252 shares were held by non-affiliates of the Company. If all of the 1,853,960 shares of common stock to be registered pursuant to the Registration Statement were issued and outstanding as of June 12, 2017, such shares would have represented approximately 15.8% of the total outstanding shares and approximately 16.0% of the shares held by non-affiliates. Including the 1,146,040 shares previously registered on the Prior Registration Statement, for an aggregate of the 3,000,000 shares (the amount approved for issuance by the Company’s stockholders), the aggregate shares issued or issuable under the Purchase Agreement would have represented approximately 25.5% of the total outstanding shares and approximately 25.9% of the shares held by non-affiliates as of June 12, 2017.

v. Whether the sellers are in the business of underwriting securities. Aspire Capital is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire Capital and its principals have a long history of entering into equity line transactions that are fundamentally similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

vi. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Aspire Capital is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. The Company also notes that the Purchase Agreement does not contain any provisions requiring Aspire Capital to place the common stock with other investors or to otherwise distribute the common stock in any way, nor are there other arrangements or understandings between the Company and Aspire Capital to do so.

C&DI 139.13 sets forth the Staff’s view as to when a private equity line financing will qualify for resale registration despite the fact that the Staff considers such transactions to be “indirect primary offerings”. Specifically, a company must meet the following conditions:

•	the company must have “completed” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

•	in the prospectus, the investor(s) must be identified as underwriter(s), as well as selling stockholder(s).

We respectfully submit that the Aspire Capital private equity line and the related terms and conditions of the Purchase Agreement meet the first condition, as further clarified by the Staff’s additional guidance on the topic. Specifically, we note that Aspire Capital has been obligated to accept the shares described in the Registration Statement since the time it entered into the Purchase Agreement, subject only to limited terms and conditions which the Staff has deemed acceptable to view the private placement to be “completed”. With respect to the second and third conditions, we note that the Company is eligible to use Form S-1 for primary offerings and that Aspire Capital is identified as an underwriter as well as a selling stockholder in the Registration Statement. Thus, we believe this transaction fits squarely within the Staff’s guidance in C&DI 139.13 with respect to the availability of resale registration for private equity lines.

Based on these facts and circumstances, including the Staff’s guidance in C&DIs 612.09 and 139.13, the Company respectfully submits that Aspire Capital’s resale of the shares of common stock under the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

D. Status of Resales of Common Stock by Aspire Capital

The Company respectfully acknowledges the Staff’s request relating to whether Aspire Capital has resold substantially all of the securities registered under the Prior Registration Statement, and if so, the date of the most recent sale. However, the Company is unable to determine whether Aspire Capital has completed the resale of all or any of the securities registered under the Prior Registration Statement. The Company has requested this information from Aspire Capital, but Aspire Capital is not obligated to provide such information to the Company and it has elected not to do so. The Company assumes that, based on the absence of any Schedule 13 filings by Aspire Capital, it owns less than 5% of the Company’s outstanding common stock.

The Registration Statement indicates that as of June 12, 2017, there were 9,911,864 shares of the Company’s common stock outstanding (of which 9,721,252 shares were held by non-affiliates), and that if all 1,853,960 shares offered pursuant to the Registration Statement were issued and outstanding as of June 12, 2017, such shares would have represented approximately 15.8% of the total common stock outstanding on such date or approximately 16.0% of the non-affiliate shares of common stock outstanding as of such date. These percentages do not include any of the 1,146,040 shares previously registered on the Prior Registration Statement. As noted above, if all 3,000,000 shares of the Company’s common stock offered pursuant to the Registration Statement and the Prior Registration Statement were issued and outstanding as of June 12, 2017, such shares would have represented approximately 25.5% of the total common stock outstanding or approximately 25.9% of the non-affiliate shares of common stock outstanding as of June 12, 2017.

We note further that, as disclosed in the Prior Registration Statement, there were 3,724,677 shares of the Company’s common stock outstanding as of November 25, 2015 (of which 3,545,248 shares were held by non-affiliates including Aspire Capital), which included 60,000 Commitment Shares, but excluded the 1,086,040 shares of common stock that were issued to Aspire Capital after the prior registration statement was declared effective under the Securities Act.

As described in the Registration Statement, the aggregate number of shares that the Company can issue to Aspire Capital under the Purchase Agreement may in no case exceed 3,000,000 shares of the Company’s common stock, which is the number of shares approved for issuance under the Purchase Agreement by the Company’s stockholders at its 2016 Annual Meeting of Stockholders, unless stockholder approval is obtained to issue more. In addition, under the terms of the Purchase Agreement at no point in time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of the Company’s common stock. Based on the lack of Schedule 13 filings from Aspire Capital, the Company has no reason to believe that either of these limits has been reached.

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

2.	We note your disclosure on page 17 that, as of June 12, 2017, Aspire Capital held warrants to purchase 795,267 shares of the company’s common stock, consisting of warrants to purchase 295,267 shares at $0.05 per share and warrants to purchase 500,000 shares at $0.01 per share. Please tell us the dates on which Aspire Capital acquired these warrants. We may have further comment.

RESPONSE:

As noted above, the Purchase Agreement was entered into on September 4, 2015, at which time Aspire Capital was irrevocably bound to purchase the number of shares subject to the Purchase Agreement at that time. In June 2016 and August 2016, Aspire Capital acquired the warrants in transactions separate and distinct from the equity line, as described in more detail below. For the sake of clarity, the Company notes that it is not seeking to register either the warrants or the shares underlying the warrants on the Registration Statement.

June 2016 Warrants. As disclosed in a Current Report on Form 8-K filed by the Company with the Commission on June 29, 2016, the Company entered into a securities purchase agreement with Aspire Capital on June 28, 2016 pursuant to which the Company agreed to sell up to $5.0 million of the Company’s securities to Aspire Capital. The first $1.0 million of such sales closed on June 28, 2016. The remaining $4.0 million was conditioned upon the achievement of certain milestones that have not been achieved. Under the securities purchase agreement, Aspire Capital had the option to purchase pre-funded warrants (e.g., warrants purchased at the same price as a concurrent sale of common stock, minus the exercise price, which was $0.05 per warrant in this case) in lieu of common stock, and Aspire Capital so elected at the June 28, 2016 closing with regards to 295,267 pre-funded warrants.

On July 11, 2017, Aspire Capital exercised the June 2016 pre-funded warrants. As of the date hereof, none of such warrants remain outstanding.

All negotiations relating to the June 2016 securities purchase agreement occurred well after the execution of the Purchase Agreement and after the rights of the parties had been fixed under the Purchase Agreement. The Company sought to raise a relatively large amount of capital in June 2016 in order to satisfy the continued listing standards of the Nasdaq Capital Market, and the Company’s Board of Directors determined that a separate and distinct transaction with Aspire Capital (together with the sale of preferred stock to another investor) offered the best source of capital to maintain the Company’s Nasdaq listing. The circumstances leading to such sale could not have been contemplated at the time the parties entered into the Purchase Agreement.

August 2016 Warrants. As disclosed in a Quarterly Report on Form 10-Q filed by the Company with the Commission on August 11, 2016, the Company entered into an option agreement with Aspire Capital on August 10, 2016 whereby the Company has the right, at any time prior to December 31, 2019, to require Aspire Capital to enter into up to two additional common stock purchase agreements with the Company, each with a three year term, with an aggregate amount under both purchase agreements combined not to exceed $20.0 million. The Company issued 500,000 pre-funded warrants with a strike price of $0.01 per share to Aspire Capital as the commitment fee for entering into this option agreement.

All negotiations relating to the August 2016 option agreement occurred well after the execution of the Purchase Agreement and after the rights of the parties had been fixed under the Purchase Agreement. The Company sought to demonstrate to potential business partners that it had a source of funding over the next few years, and the option agreement, which provides for future equity lines into 2022 or thereabouts, served that purposes. The circumstances leading to the option agreement could not have been contemplated at the time the parties entered into the Purchase Agreement.

As noted above, the Company is not seeking to register either the warrants or the shares underlying the warrants.

*              *              *

United States Securities and Exchange Commission

Ms. Sandra B. Hunter

July 25, 2017

We appreciate your prompt attention to this matter. Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall
David R. Crandall

cc:	Seth Grae, President & CEO, Lightbridge Corporation
Martin Dunn, Esq., Morrison & Foerster LLP